Contact

www.linkedin.com/in/michelekatzhr (LinkedIn)

Top Skills

Compensation
Policies & Procedures
Open Enrollment

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Certifications

Senior Professional in Human Resources (SPHR)
Business Analysis Foundations: Competencies
Human Resources: Job Structure and Design

Michele Katz-Caristil, MBA, SPHR

Senior Human Resources Consultant
Detroit, Michigan, United States

Summary

I am seasoned professional with over 10 years of progressive experience in Human Resources. I have experience in all facets of HR with particular strengths in the areas of compliance, employee relations and investigations, process improvement, talent acquisition, talent management & development and managing HRIS systems including implementations.
I have a BBA and MBA with a concentration in Human Resources from Wayne State University, and I hold a Senior Professional in Human Resources (SPHR) certification from HRCI.

Experience

HR Advantage Advisory LLC, Powered by Clark Hill PLC
Senior Human Resources Consultant
July 2023 - Present (2 years 2 months)

Ofrenda Spirits
Co-Founder / BOD Member
November 2023 - Present (1 year 10 months)
Wilmington, Delaware, United States

Troy Design and Manufacturing - A wholly owned Ford Motor Company subsidiary
Sr. Human Resources Generalist
June 2020 - April 2022 (1 year 11 months)

• Focus on process improvement of the HR function by increasing HR technology and reducing paper processes.
• Manage and improve the recruiting and onboarding process by implementing a new ATS and Onboarding software in order to efficiently recruit over 200 employees.

• Conduct investigations for both Salaried and Bargaining Unit employees, providing solutions based on key findings, insuring compliance with the CBA and applicable Federal, State & Local employment laws.
• Engage with employees in the ADA interactive process and administering accommodations
• Manage performance appraisal, merits and bonuses assuring alliance with business objectives and succession plans
• Act as a backup to the Labor Representative by assisting with grievance procedures and managing the relationship between the Union and the Business.

Schindler Elevator Corporation (U.S.)
Human Resources Generalist
October 2019 - March 2020 (6 months)

- Responsible for effectively coordinating and implementing Human Resource programs within 9 branches across the mid-west.
- Establish partnership with management and employee population to effectively deliver Human Resources services.
- Act as a liaison to the customer groups in support of business goals, organizational
development, employee relations, staffing, compensation, benefits counseling, employee/career development, succession planning, and performance management
- Establishing Human Resources goals and objectives with managers, and assisting in the implementation of these objectives.
- Facilitating the employment process, including interviewing, and advising management on effectively selecting qualified candidates.
- Working with the Talent Acquisition team on talent strategy and business needs.
- Responsible for manpower planning, job analysis, compensation delivery, career counseling, performance management and succession planning for related customer groups.
- Resolving employee relations issues, helping to foster an effective, productive, progressive work environment.
- Advise managers on matters related to employee relations issues and interpretation of company policies and procedures.
- Investigating complaints brought through the compliance hotline, and providing solutions based on key findings.
- Insure compliance with applicable Federal, State & Local employment laws
- Working with the Benefits department to manage FMLA and STD claims.

- Engage with employees in the ADA interactive process and administer accommodations.
- Provide counsel to all levels of the salaried work force regarding performance improvement and career development
- Lead the implementation of key corporate objectives and programs within customer areas
- Work with other members of the HR function on issues which have impact on the broader organization to assure consistency of message and service delivery

Softura
Human Resources & Recruitment Manager
April 2018 - October 2019 (1 year 7 months)
Farmington Hills, MI

- Work with management and employees on various employee relations and workplace issues.
- Provide guidance on workplace policies and procedures to assure compliance with any applicable Federal and/or State and Local law in a way that both protects the company and increases the morale and engagement of employees.
- Transitioned the organization from a small group to large group employer under the ACA.
- Selected and administered employee benefit plans to all US employees.
- Created all policies and procedures assuring compliance as a newly covered employer under the FMLA.
- Oversee and administer LOA's including STD, LTD and FMLA.
- Oversee and administer all ADA accommodations.
- Oversee and administer all EEOC accommodations.
- Lead the full recruiting cycle for the US recruiting team.
- Work with hiring managers to define roles and create job descriptions that attract the most qualified candidates.
- Working with upper management and hiring managers to streamline the recruitment process.
- Phone screen all applicants and arrange further interviews with the appropriates parties.
- Organize and administer all pre-hiring activities such as creating title and compensation plan, drafting and issuing the offer letter, background checks and drug screens
- On-board all new hires by providing a new-hire orientation, benefits training
- Complete processing of I-9 and E-Verify

- Audit all prior I-9s to assure compliance with USCIS regulations
- Work with immigration attorneys on processing H1B sponsorship, transfers and Green Card filings.
- Work with managers on the best plan for incorporating the new hire as part of team.
- Oversee all employee files including general employee documents, I-9s, US Immigration, Benefits, Disability, ADA and EEOC accommodations.
- Implement new HRIS
- Implement new LMS including all compliance training.
- Work closely with Immigration Attorneys on H1B Visa sponsorship, transfers and extensions.

AAM - American Axle & Manufacturing
HR Compliance Co-Op
March 2017 - April 2018 (1 year 2 months)
Detroit, Michigan

- Oversee the Affirmative Action Program
- Conduct quarterly audits to assure recruiting practices are in compliance with EO 11246, VEVRAA and Section 503 of the rehabilitation act.
- Oversee FMLA designation to assure accuracy and compliance of the act.
- Conduct quarterly SOX audits
- Research employment laws and provide suggestions and assist with various employee relations issues
- Create anti-harassment training
- Assist with ethics program dealing with employee relations issues

Plastipak Packaging, Inc.
Human Resources Assistant
November 2016 - March 2017 (5 months)

- This was a temp position.
- Assisted the Human Resources department in conducting a project in order to strategically improve employee morale, engagement and retention.
- Conducted exit interviews
- Conducted data analysis of exit interview results
- Analyzed training and development programs
- Researched various employment laws and employee relations issues
- Helped to assure compliance with all manufacturing plants

Thomson Reuters
2 years 6 months

Research Consultant: International Tax & Trade Specialist

February 2015 - October 2016 (1 year 9 months)

- Promoted from Associate Account Specialist position
- Provide consultative solutions to international tax and trade professionals
to help them stay in compliance, reduce risks, cut costs and create efficiency
within their department.
- Give In-depth training presentations on products to international tax and trade
professionals

Associate Account Specialist Tax & Accounting

May 2014 - February 2015 (10 months)

- Provided consultative solutions to CPAs and small corporations to help them
stay in compliance and streamline their processes.
- Gave training presentations on products to CPAs and small corporations
throughout the United States.

PANDORA Jewelry

Assistant Store & HR Manager

February 2010 - May 2014 (4 years 4 months)

Novi, Michigan

- Lead and created the following Human Resources functions that resulted in
increased employee engagement and performance:
- Recruited sales associates
- Developed phone and formal interview system used in the recruitment
process
- Conducted phone and formal interviews for candidates
- Created and maintained the training and development program used with all
new hires for 10 PANDORA locations throughout the U.S.
- Conducted onboarding, including training all new sales associates.
- Lead performance management efforts by developing and implementing an
employee coaching and development system, and a goal and reward system
involving multiple KPIs and performance appraisals.
- Successfully opened new PANDORA store locations

Education

Wayne State University

Master of Business Administration (M.B.A.), Human Resources · (2016 - 2018)

Wayne State University

Bachelor's Degree, Business Administration and Management, General · (2011 - 2014)

Oakland Community College

Associate of Arts (A.A.), Liberal Arts and Sciences, General Studies and Humanities · (2009 - 2011)